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                              May 24, 2022

       Sam Ash
       Chief Executive Officer
       Bunker Hill Mining Corp.
       82 Richmond Street East
       Toronto ON M5C 1P1
       Canada

                                                        Re: Bunker Hill Mining
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 23, 2022
                                                            File No. 333-264602

       Dear Mr. Ash:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 23, 2022

       General

   1. We note that in response to prior comment 1 you have revised your registration statement cover page, prospectus
cover page and legal opinion filed as Exhibit 5.1 to reflect that you are registering
86,121,981 common shares and that you intend for this registration statement to include a
combined prospectus pursuant to Rule 429 that also includes
                                                        115,109,332 common
shares issuable upon exercise of warrants that were previously registered and remain
unsold. However, your disclosure on page 11 indicates that this prospectus includes
87,593,645 shares of common stock being registered and 113,637,668 common shares
previously registered that remain unsold. In addition, your tabular
 Sam Ash
Bunker Hill Mining Corp.
May 24, 2022
Page 2
      disclosure in Exhibit 107 reflects that you are registering 105,250,274 common shares and that this registration statement includes 125,272,326 common shares previously registered that remain unsold. Please advise or revise.
       You may contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                          Sincerely,
FirstName LastNameSam Ash
                                                          Division of
Corporation Finance
Comapany NameBunker Hill Mining Corp.
                                                          Office of Energy &
Transportation
May 24, 2022 Page 2
cc:       J.P. Galda
FirstName LastName